

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Patricia Madaris
Interim Chief Executive Officer, President, and CFO
Liberty Star Uranium & Metals Corp.
2 E Congress St. Ste 900
Tucson , Arizona 85701

> **Re: Liberty Star Uranium & Metals Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 23, 2024**
> **File No. 333-276262**

Dear Patricia Madaris:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1

Item 11. Executive Compensation, page 30

1. Please revise to provide compensation of the named executive officers for each of your last two completed fiscal years, including the fiscal year ended January 31, 2024. See Item 402(n) of Regulation S-K.

Exhibits

2. Please file an updated consent of your independent public accountants in the next amendment.

Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gary Joiner, Esq., of Frascona, Joiner, et al